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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   60 Broad St. 26th Floor, New York, NY 10004

3. Provide the applicant's mailing address (if different):

   N/A

SEC Mail Processing Section SEP 15 2015 Washington DC 404

4. Provide the applicant's business telephone and facsimile number:

   212-943-2400 (Telephone) 212-509-3955 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Ronan Cahill, Senior Legal & Regulatory Associate, 212-897-8152

   (Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Michael J. Simon
   60 Broad Street, 26th Floor
   New York, NY 10004

15021139

7. Provide the date applicant's fiscal year ends: December 31, 2012
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/12 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C section 18-101 et. seq

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 9/14/15 (MM/DD/YY) International Securities Exchange, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 14th day of Sept (Month) 2015 (Year) by Joseph Ferraro (Notary Public)

My Commission expires 1/16/19 County of NY State of NY

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

JOSEPH W FERRARO
Notary Public - State of New York
NO. 02FE6082165
Qualified in New York County
My Commission Expires 1/16/19

ISE

SEC
Mail Processing
Section
SEP 15 2015
Washington DC
404

RECEIVED
2015 SEP 15 PM 3:05
SEC / MR

September 14, 2015

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Options
New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options
Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory
Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material
Press Releases:
www.ise.com/press
Publications:
http://www.ise.com/publications

Corporate
Board Members:
http://www.ise.com/about-ise/board-of-directors/
Constitution:
http://www.ise.com/media/63480/Second_Amended_and_Restated_Constitution_-18-March-13-.pdf
LLC Agreement:
http://www.ise.com/media/103275/Third-Amended-and-Restated-LLC-Agreement-for-ISE-LLC-18-Dec-2014-.pdf
Exchange Officers:
http://www.ise.com/about-ise/management-team/

Members
List of ISE Members
http://www.ise.com/options/membership/exchange-members/

Transactional Volume
Volume Report
http://www.ise.com/options/exchange-data/

With respect to the information contained in Exhibit C as it relates to subsidiaries and affiliates as required by Rule 6a-2(d)(1), the Exchange hereby certifies that the information is kept up to date and is available to the Commission and the public upon request. If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

ORIGIN ID:SXYA (212) 897-8152
RONAN CAHILL

60 BROAD STREET

NEW YORK, NY 10004
UNITED STATES US

SHIP DATE: 14SEP15
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BILL SENDER

TO **CHRIS GROBBEL**
US SECURITIES & EXCHANGE COMMISION
OFFICE OF MARKET SUPERVISION
100 F STREET NE, MAIL STOP 6628

WASHINGTON DC 20549
(202) 551-5658 REF:
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To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
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774503482976
9/15/2015 9:45:57 AM

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